File No. _________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1

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         APPLICATION FOR ORDER DECLARING DYNEGY INC. IS NOT A SUBSIDIARY
          COMPANY UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                   Dynegy Inc.
                                 1000 Louisiana
                                   Suite 5800
                              Houston, Texas 77002

              (Name of company filing this statement and address of
                          principal executive offices)

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                                      None

 (Name of top registered holding company parent of each applicant or declarant)

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                                Alisa B. Johnson
                  Group General Counsel - Governmental Affairs
                                   Dynegy Inc.
                                 1000 Louisiana
                                   Suite 5800
                              Houston, Texas 77002

                   (Names and addresses of agent for service)


                                                     Total Number of pages: 22

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

                                Adam Wenner, Esq.
                             Chadbourne & Parke LLP
                          1200 New Hampshire Ave., N.W.
                             Washington, D.C. 20036

         APPLICATION FOR ORDER DECLARING DYNEGY INC. IS NOT A SUBSIDIARY
          COMPANY UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Item 1.

           This request for an order declaring that Dynegy Inc.1 ("Dynegy" or "Applicant") is not a subsidiary company of ChevronTexaco under the Act arises as the result of the February 2000 merger (the "Transaction") of Dynegy with Illinova Corporation, an Illinois corporation ("Illinova"), the parent company of Illinois Power Company ("Illinois Power"). Section 2(a)(8) of the Public Utility Holding Company Act of 1935 (the "Act") defines a "subsidiary company" of a specified holding company as:

                      (A) any company 10 per centum or more of the outstanding voting securities of which are directly or indirectly owned, controlled, or held with power to vote, by such holding company (or by a company that is a subsidiary company of such holding company by virtue of this clause or clause (B)), unless the Commission, as hereinafter provided, by order declares such company not to be a subsidiary company of such holding company; and (B) any person the management or policies of which the Commission, after notice and opportunity for hearing, determines to be subject to a controlling influence, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or more other persons) so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties, and liabilities imposed in this title upon subsidiary companies of holding companies.

Section 2(a)(8) further provides:

                      The Commission,  upon application,  shall by order declare that a company is not a  subsidiary  company of a  specified  holding company under clause (A) if the Commission finds that (i) the applicant is not controlled, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or more other persons) either through one or more intermediary persons or by any means or device whatsoever, (ii) the applicant is not an intermediary company through which such control of another company is exercised, and (iii) the management or policies of the applicant are not subject to a controlling influence, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or


1 Pursuant to Rule 10, this application is deemed to be filed on behalf of Dynegy and all of its subsidiary companies.

           more other persons) so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the applicant be subject to the obligations, duties, and liabilities imposed in this title upon subsidiary companies of holding companies.

           For the reasons stated herein, Dynegy respectfully requests the Commission to declare that it is not a subsidiary company of ChevronTexaco.2

A.       Background

           Dynegy, an Illinois corporation, provides electricity, natural gas and natural gas liquids to wholesale customers in the United States and to retail customers in the State of Illinois. Dynegy owns and operates a diverse portfolio of energy assets, including power plants totaling more than 13,000 megawatts of net generating capacity, gas processing plants that process more than 2 billion cubic feet of natural gas per day and approximately 40,000 miles of electric transmission and distribution lines.

           Dynegy is the parent company of Illinova. Illinova is the parent company of Illinois Power, a public-utility company that provides electric and gas service in Illinois.

           ChevronTexaco, a Delaware corporation, manages its investments in subsidiaries and affiliates, and provides administrative, financial and management support to, U.S. and foreign subsidiaries that engage in fully integrated petroleum operations, chemicals operations, coal mining, power and energy services. ChevronTexaco owns 100% of Chevron USA, a Pennsylvania corporation that conducts operations worldwide through its various divisions. Chevron USA's principal business activity is in its domestic upstream division that engages in the exploration and production of crude oil, natural gas liquids, and natural gas in the United States, and its domestic downstream division that engages in the business of refining, marketing and transporting gasoline and other refined products in the United States.

           ChevronTexaco, through Chevron USA, owns: (i) the outstanding Class B shares of Dynegy's common stock (the "Class B Shares"), which constitute approximately 26% of Dynegy's total outstanding voting shares, and (ii) $1.5 billion aggregate principal amount of Dynegy's Series B convertible preferred stock (the "Series B Preferred Shares"), which do not carry voting rights.

           As shown below, Dynegy and its subsidiaries are not controlled by ChevronTexaco within the meaning of Section 2(a)(8) of the Act, and it is not necessary or


2 If Dynegy is found not to be a subsidiary company of ChevronTexaco, ChevronTexaco and Chevron U.S.A. would not, based on their interests in Dynegy or its subsidiary companies, be holding companies.

appropriate in the public interest or for the protection of investors or consumers that Dynegy and its subsidiary companies be regulated as subsidiary companies of holding companies.

           On August 31, 1996, Chevron USA formed a strategic combination with NGC Corporation ("NGC"), the predecessor of Dynegy's subsidiary, Dynegy Holdings Inc., whereby substantially all of Chevron USA's mid-stream natural gas marketing and natural gas processing, as well as its natural gas liquids marketing operations, were transferred to NGC in exchange for stock constituting the shares of Dynegy's predecessor, which Chevron later exchanged for the shares of Class B common stock it now holds (the "Chevron Combination").

           Effective July 1, 1997, NGC acquired Destec Energy, Inc., a non-utility company which owned qualifying cogeneration facilities and exempt wholesale generators. During 1998, NGC changed its name to Dynegy Inc. Pursuant to agreements entered into as part of the Chevron Combination, Dynegy had the obligation to purchase and the right to market substantially all of the natural gas and gas liquids produced by Chevron USA, except those produced in Alaska. In addition, pursuant to other agreements, Dynegy supplied natural gas and natural gas liquids feedstocks to Chevron's United States refineries and chemical plants.

           In February 2000, Dynegy acquired Illinova and its wholly-owned subsidiary, Illinois Power. Dynegy has filed an exemption statement on Form
U-3A-2, pursuant to which it and its subsidiary companies are exempt from registration pursuant to Rule 2 and under Section 3(a)(1) of the Act. By order dated December 27, 1999 (HCAR No. 27122) (the "1999 Order"), the Commission authorized the acquisition by ChevronTexaco Corporation ("ChevronTexaco") of voting securities of Illinova and Illinois Power.3 The 1999 Order reserved jurisdiction over the request of ChevronTexaco and its wholly-owned subsidiary, Chevron U.S.A. Inc. ("Chevron USA"), for an order of exemption under Section 3(a)(3) of the Act. On June 27, 2003, ChevronTexaco and Chevron USA (collectively, as appropriate, "ChevronTexaco") submitted Amendment No. 5 to their application (the "ChevronTexaco Application"), in which ChevronTexaco requested the Commission to release jurisdiction over the proposed request and to grant an exemption under Section 3(a)(3) of the Act.

           Until recently, ChevronTexaco sold essentially all of its U.S. natural gas production to Dynegy, which then sold it into the market. Following the collapse of the merchant energy sector in 2002, Dynegy experienced a marked reduction in liquidity. Its debt ratings were downgraded and a sharp decline in its stock price occurred. In October 2002, Dynegy announced its intent to exit the third-party aspects of the energy trading business.


3 On October 9, 2001, Texaco Inc. became a wholly-owned subsidiary of Chevron Corporation pursuant to a merger transaction (the "Texaco Merger Transaction"), and Chevron Corporation changed its name to ChevronTexaco Corporation.

           1.       ChevronTexaco's Limited Interest in Dynegy

           Pursuant to Dynegy's Articles of Incorporation, so long as Chevron USA, as holder of the Class B Shares, owns at least 15% of Dynegy's total outstanding shares of common stock, Chevron USA is entitled to elect up to three of the members of the Dynegy Board of Directors as Chevron USA's representatives (the "Chevron Directors"). The Dynegy board presently consists of twelve members, only two of which are Chevron directors.4 Because the holders of Class A shares of Dynegy common stock (the "Class A Shares") vote as a separate class for the other ten directors, Chevron USA has no voice in the selection of such directors. If Chevron USA ceases to own at least 15% of the total outstanding shares of Dynegy common stock, its Class B Shares will automatically convert to Class A Shares and Chevron USA will no longer have an exclusive right to elect up to three members of Dynegy's Board of Directors.5

           Under Dynegy's Articles of Incorporation, Chevron USA, as holder of the Class B Shares, is not entitled to any more than three representatives on Dynegy's Board no matter what percentage of Dynegy's common stock it owns. Under a Shareholder Agreement dated June 14, 1999 (the "Shareholder's Agreement"), among Energy Convergence Holding Company, Illinova Corporation, Dynegy Inc. and Chevron USA, Chevron USA may only acquire more than 40% of Dynegy's common stock if it offers to acquire all of the outstanding voting securities of Dynegy. Any such offer by Chevron USA is subject to a detailed process which gives the Dynegy Board of Directors the ability to solicit competing offers and obligates Chevron USA to sell its stake in the event it is not the winning bidder. In consideration of the consequences to Dynegy of a sale by Chevron USA of its significant equity position, the Shareholder Agreement also imposes restrictions on sales by Chevron USA of its shares in Dynegy.

           To protect its strategic investment in Dynegy, when ChevronTexaco acquired its interest in Dynegy, it negotiated for certain provisions in the Dynegy Articles of Incorporation. Consistent with Illinois corporate law and practice, a two-thirds vote is required to approve certain major transactions, including mergers, consolidations, sales of assets, and liquidation. In addition, if all Chevron Directors present at a meeting vote to do so, they have the ability under Dynegy's Bylaws to prevent Dynegy from entering into certain major transactions, including mergers, acquisitions, and other business combinations, sales of businesses or assets, and major transactions, including joint ventures, in which such transactions are valued over $1 billion or one-quarter of Dynegy's market capitalization, whichever is greater, so long as Chevron USA owns Class B Shares.

4 Under Dynegy's Articles of Incorporation, its board of directors may consist of as few as twelve directors or as many as fifteen directors, as determined from time to time by the board.

5 The Dynegy Articles of Incorporation contain provisions for cumulative voting by holders of the Class A Shares, generally, and therefore Chevron USA might, even with less than 15% of Dynegy common stock, elect one or more members of Dynegy's Board of Directors, but will have no right to have its designees put forward as nominees and could not in such event reasonably expect to elect more than three of the twelve directors.

           While these are customary minority-protection rights, ChevronTexaco's exercise of these rights is further limited by other provisions. For example, under the Shareholders Agreement, if Chevron USA exercises such rights twice within a 24-month period or three times during any time period, either at the Board of Directors level or at the shareholder level (other than to block changes to the constituent instruments of Dynegy which would materially affect such rights), Dynegy will have certain rights to purchase Chevron USA's shares or require Chevron USA either to sell its shares of Dynegy to a third party or to give up any future blocking rights.

           The terms of the $1.5 billion Series B Preferred Shares provide for a mandatory redemption by Dynegy in November 2003; as disclosed in Dynegy's Annual Report on Form 10-K for the year ended December 31, 2002, Dynegy does not presently expect to be able to redeem such shares at that time based on its substantial debt obligations, liquidity position, limitations under applicable state law and limitations in its restructured credit facility. With respect to this last point, Dynegy has entered into a bank agreement that limits to $50 million the amount of such redemptions. Series B Preferred Shares not redeemed will remain outstanding. If Dynegy does not redeem the Series B preferred stock on the redemption date, there would not be a default under any of its bank borrowings, secured debt, senior notes or other obligations. The shares of Series B Preferred Shares are not entitled to a dividend in cash or in kind or any Dynegy board representation either currently or upon a failure to make a redemption payment.6

           The Shareholder Agreement includes provisions that address issues relating to responses if the Commission were to deny ChevronTexaco's application, and ChevronTexaco were, as a result of its interest in Dynegy, required to register under the Act. Dynegy has the responsibility to take actions to avoid ChevronTexaco's becoming a registered holding company, including, among other actions, divesting utility assets or public utility companies. In addition, if the Commission requires ChevronTexaco, as a condition to obtaining an exemption from registration, to modify its ownership interests or minority shareholder protection rights, ChevronTexaco is not required to do so if such modification would effect a material change in ChevronTexaco's ownership interest or minority shareholder protection rights. However, if ChevronTexaco acquires any interest in any other public utility company or holding company, Dynegy is not required to take actions to avoid ChevronTexaco's becoming subject to PUHCA regulation.7


6 In its Application, ChevronTexaco states that "[t]he situation with respect to the Series B Preferred Shares underscores how, despite its position as Dynegy's largest shareholder, ChevronTexaco is unable to control or otherwise exercise a meaningful controlling influence over the management or policies of Dynegy." ChevronTexaco Application at 6.

7 See Shareholder Agreement among Dynegy, Illinova, Dynegy and Chevron USA (previously filed with the Commission as Exhibit 10.6 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14,
     1999).

           Additional information regarding the business and operations of Dynegy is set forth in the following documents, to which reference is made:

               a) Annual Report on Form 10-K of Dynegy Inc. (Commission File No. 1-15659) for the fiscal year ended December 31, 2002, filed April 11, 2003;

               b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003;

               c)     Current  Reports  on Form 8-K filed  January 8,  2003,
                      January 22,   2003,   January 31,   2003,  April 2,  2003,
                      April 18, 2003, May 2, 2003, and May 27, 2003; and

               d) Dynegy's Claim of Exemption on Form U-3A-2, filed March 31, 2003.

           2.       Illinova and Illinois Power

           Through its wholly-owned subsidiary Illinova, a public-utility holding company exempt from registration under Section 3(a)(1) of the Act, Dynegy owns all of the outstanding voting securities of Illinois Power, which is a public-utility company within the meaning of the Act.8 Illinois Power operates as a regulated utility engaged in the transmission, distribution, and sale of electric energy and the transportation, distribution and sale of natural gas across a 15,000 square mile area in Illinois. All of Illinois Power's utility assets are located in Illinois.

           Illinois Power is regulated by the Illinois Commerce Commission ("Illinois Commission") and the Federal Energy Regulatory Commission ("FERC"). Illinois Power supplies electric service at retail to an estimated aggregate population of 1,372,000 in 313 incorporated municipalities, adjacent suburban and rural areas, and numerous unincorporated communities. As of January 3, 2003, based on billable meters, Illinois Power served 592,692 active electric customers. Illinois Power owns an electric distribution system of 37,907 circuit miles of overhead and underground lines. For the year ended December 31, 2002, Illinois Power delivered a total of 19,144 million kWh of electricity.

           By order dated July 8, 1999, the Illinois Commission approved the restructuring of Illinois Power to separate power generation from power delivery.9 At the time of the


8 Dynegy is also a holding company as a result of its indirect ownership of Illinois Power. Dynegy has filed an exemption statement on Form U-3A-2, pursuant to which it and its subsidiary companies are exempt from registration pursuant to Rule 2 and under Section 3(a)(1) of the Act.

9 ICC Docket No. 99-0209 (July 8, 1999). See also Illinova Corp., 88 FERC 62,229 (Sept. 10, 1999) (FERC jurisdictional facilities transfer approval); Illinova Power Marketing, 88 FERC 61,189 (Aug. 24, 1999) (effectiveness of wholesale power contracts).

Transaction, a wholly-owned subsidiary of Illinova owned and operated 3,812 MW of fossil-fired electric power generating capacity located in Illinois, which was formerly owned by Illinois Power. Thereafter, the generating assets10 were transferred to Illinois Power Marketing, Inc., which was subsequently renamed Dynegy Midwest Generation, Inc ("DMG"), which is an exempt wholesale generator within the meaning of Section 32 of the Act.

           Illinois Power supplies retail natural gas service to an estimated population of 1,019,000 in 258 incorporated municipalities and adjacent areas. As of January 3, 2003 based on billable meters, Illinois Power served 414,333 active gas customers. Illinois Power owns 774 miles of natural gas transportation pipeline and 7,598 miles of natural gas distribution pipeline.

           On October 23, 2002, the Illinois Commission issued an order approving a petition submitted by Illinois Power to enter into an agreement with Dynegy and certain of its affiliates ("Dynegy Parties") that would allow for the netting of certain payments due to Dynegy under a services and facilities agreement pursuant to which Dynegy affiliates exchange certain corporate services and share facility space with Illinois Power. Under the Illinois Commission's order, payments due to Dynegy Parties from Illinois Power under this agreement can be netted against certain intercompany payments due to Illinois Power from Dynegy Parties, should Dynegy Parties fail to make those payments on or before their due dates. The agreement also allows Dynegy Parties to net certain payments in the event Illinois Power fails to make its required payments to Dynegy. Additionally, Illinois Power will not be permitted to pay any common dividend on its common stock to Dynegy or its affiliates until Illinois Power's mortgage bonds are rated at least Baa3 by Moody's Investor Services and BBB- Standard and Poor's, a division of The McGraw-Hill Cos., and specific approval is obtained from the Illinois Commission. The Illinois Commission also made certain provisions for the advancement of funds necessary to fund payments on Illinova's outstanding senior notes.

           Additional information regarding Illinois Power is set forth in the following documents, each of which is incorporated herein by reference:

               a) Annual Report on Form 10-K of Illinois Power (Commission File No. 1-3004) for the fiscal year ended December 31, 2002, filed April 15, 2003;

               b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003; and

               c) Current Report on Form 8-K of Illinois Power Company (Commission File No. 1-3004) filed January 15, 2003.


10 Illinois Power retains a 50% interest in three small diesel generating units, with an aggregate capacity of five megawatts, located at State Farm Insurance Company in Bloomington, Illinois. While the units are jointly owned, Illinois Power has rights to their entire output during peak load periods. The other joint owner is not an affiliate of Illinois Power.

Item 2. Because Illinois Power is Not Controlled or Subject to a Controlling Influence by ChevronTexaco, the Commission Should Declare That Dynegy is Not a Subsidiary Company Under Section 2(a)(8) of the Act

           ChevronTexaco's minority interest in Dynegy does not confer the type of voting control the Commission has equated to the ability to exercise a "controlling influence" over public-utility company operations so as to warrant regulation of Dynegy as a "subsidiary company" of ChevronTexaco under the Act. As noted above, Section 2(a)(8) of the Act defines a "subsidiary company" as any company of which 10% or more of the outstanding voting securities is owned by a holding company, unless the Commission declares the company not to be a subsidiary of such holding company11 or a holding company, or any person determined by the Commission to exercise such "controlling influence" over the management or policies of a public-utility company or a holding company as to make it necessary in the public interest for such person to be subject to the Act.

           Section 2(a)(8)(B) sets forth the circumstances under which the Commission shall declare a company not to be a holding company. Notably, Section 2(a)(8) expressly contemplates the possibility of a Commission finding of "no controlling influence" without regard to the percentage of voting securities held in the public-utility or holding company.12 Under Section 2(a)(8)(A), the 10% threshold of voting securities owned, controlled, or held with power to vote, serves only as a reference point for the Commission's analysis thereunder. The statutory language is clear that the 10% threshold is merely a benchmark, the only operative effect of which is to implicate the Commission's duty to engage in a further analysis of "control," and "controlling influence."13


11 Section 2(a)(7) and 2(a)(8) are mirror-image provisions under the Act. See Koppers United Co. v. SEC, 138 F.2d 577, 581 (CA DC 1943) (explaining that Congress meant no more by "exercise a controlling influence" in Section
     2(a)(7) than it meant by "subject to a controlling influence" in Section 2(a)(8)). Because the same standards are incorporated in Sections 2(a)(7) and 2(a)(8), the precedents under these sections can be read interchangeably. Berkshire Hathway Inc., et al., 2000 SEC No. Act. LEXIS 368, File No. 132-3.

12 In other contexts of the federal securities laws, once the statutory ownership threshold is crossed, certain "control" concepts and consequences generally operate automatically and without implicating any further discretionary finding by the Commission. See, e.g., Securities Exchange Act of 1934 (Sections) 13(d), 16(b); Investment Company Act of 1940 (Sections) 2(a)(3), 12(d).

13 The ownership of less than 10% of the outstanding voting securities of a public-utility company or holding company creates a presumption that the owner is not a holding company. See, e.g., Western Resources, Inc., SEC No-Action Letter, 1997 WL 737772 at *9-*10 (Nov. 24, 1997). However, even if a company owns more than 10% of the voting securities of a public-utility company, the "controlling influence" presumption may be rebutted. See, e.g., Koppers Co., Holding Co. Act Release No. 3812, 12 SEC 184 (Sept. 28, 1942); Filtration Sciences Corp., Holding Co. Act Release No. 24933, 44 SEC Docket 340 (Aug. 3, 1989) (14.06% ownership of voting securities does not result in a controlling influence).

           Ultimately, the existence of a "controlling influence" is a "factual determination to be ascertained in the Commission's expert judgment by the weighing of circumstantial evidence and the drawing of reasonable inferences therefrom."14 When exercising this judgment, the Commission has pointed to a number of factors as potentially indicative that a particular entity exercises a controlling influence over another company. Key factors include: (i) the role of the parent company of the applicant in the organization of the allegedly controlled company;15 (ii) the presence of persons affiliated with the applicant among the board of directors and officers of the parent company of the allegedly controlled company;16 and (iii) the existence of inter-company contracts between the applicant and the parent company of the allegedly controlled company.17 None of these factors, individually or in the aggregate, nor the 10% threshold, creates a bright line test for establishing a "controlling influence." In each case, the Commission is called upon to make an appropriate determination in light of all the facts and circumstances. The ultimate issue under
Section 2(a)(8) is whether the applicant is subject to the control of a holding company "so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers" that the Act apply. The statutory language is clear that it is this final determination, regarding the broadly-stated policy of public interest and the protection of investors and consumers, which should shape the inquiry--not numerical percentages of ownership.

        A. First Factor - ChevronTexaco's Role As An Accommodating, Not An Initiating, Party

           As discussed above, Chevron USA is a major producer of oil, natural gas, and natural gas liquids. Its parent, ChevronTexaco, is a major worldwide, integrated oil and gas company. Neither company owns, nor is an active acquirer of, domestic utility assets or public-utility companies. That the Shareholder Agreement requires Dynegy to take actions necessary to avoid ChevronTexaco's becoming regulated under the Act evidences ChevronTexaco's position regarding Dynegy's acquisition of Illinova and Illinois Power. Indeed, it has been ChevronTexaco's strong preference that Dynegy not be the owner of a public-utility company. Also, that ChevronTexaco did not initiate the Transaction and is not a party to the Merger Agreement is relevant to the
Section 2(a)(8) determination. Dynegy and Illinova perceived synergies and benefits to both constituent parties to this combination. As stated in their joint press release,18 the combining companies perceived benefits for Illinova's regulated utility


14 American Gas & Elec. Co. v. SEC, 134 F.2d 633, 642 (D.C. Cir. 1943), cert. denied, 63 S.Ct. 1318 (1943).

15   See, e.g., id. at 636-37.

16   See, e.g., Employee Welfare Assoc., 4 S.E.C. 792 (Apr. 14, 1939).

17   See, e.g., Hartford Gas Co. v. SEC, 129 F.2d 794, 797 (2d Cir. 1942).

18 See Joint Press Release of Dynegy and Illinova (previously filed with the Commission as Exhibit 99.2 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999).

operations without any corresponding risk to the integrity and independent operating policies of those regulated utility assets, such as might require their disposition. Dynegy and Illinova prevailed upon ChevronTexaco to support the Transaction out of considerations relating to the commercial integrity and perceived long-term benefits of the Transaction to Illinova, Dynegy, and Illinois Power.

           ChevronTexaco does not own and has not set out to acquire an interest in any public-utility company or a holding company. Here, the absence of any purpose by ChevronTexaco to achieve a "controlling" interest in a public-utility company or holding company, evident from the historical context of the Transaction, is a significant factor which should be given considerable weight in the Commission's analysis.

        B. Second Factor - ChevronTexaco's Continuing Position As A Strategic Investor In Dynegy: ChevronTexaco Is A Minority Equity Holder Without Power To Control, Exercise A "Controlling Influence" Over, Or Otherwise Direct The Day-To-Day Operations Of Dynegy Or Illinois Power

           ChevronTexaco's long-term investment in Dynegy was made to allow ChevronTexaco to focus on its core exploration and production business while still participating, through its minority interest in Dynegy, in the strategically related business of marketing natural gas and natural gas liquids, providing midstream services (gathering, treating, and processing natural gas), and providing gas for wholesale power generation. ChevronTexaco has no strategic interest in owning or controlling Illinois Power and is not in a position, by virtue of its minority interest in Dynegy or otherwise, to exercise any control or "controlling influence," over the day-to-day business activities of Illinois Power either directly or indirectly through Dynegy, nor does it have any incentive to seek such control. This is evident from the following:

        o ChevronTexaco has no facilities within the Illinois Power service territory that receive service from Illinois Power.

        o Illinois Power no longer owns generation assets, and its utility activities are limited to the transmission, distribution and sale of electricity and the distribution and sale of natural gas. Although Dynegy previously had agreed to purchase substantially all of Chevron USA's domestic production of natural gas, that arrangement has been terminated. Moreover, as noted above, Illinois Power has sold its generation assets and thus no longer engages in fuel procurement to operate generation facilities. As a result, the issue of affiliate abuse regarding transactions between ChevronTexaco and Illinois Power on the electric side is no longer present.

        o While Illinois Power remains engaged in the business of selling and distributing natural gas, any purchase or sale arrangement with its affiliates, including ChevronTexaco, is subject to review by the Illinois Commission.19 The Illinois Commission has comprehensive jurisdiction over Illinois Power, including express statutory authority to regulate affiliate transactions.

        o The upstream natural gas market is highly competitive, as Congress acknowledged in deregulating wellhead natural gas production, and downstream energy markets are highly competitive under the regulatory schemes adopted by the State of Illinois and by FERC. These circumstances eliminate the possibility that ChevronTexaco could affect the market to its advantage through its indirect affiliation with Illinova and Illinois Power. Accordingly, ChevronTexaco has no opportunity to influence the day-to-day operations of Illinois Power, such as in its arrangements for the purchase of fuel or sale of power.

           The   Commission  and  its  Staff  have   demonstrated   considerable
flexibility in a wide range of situations in finding a lack of control by companies that exceed the "10 percent of outstanding voting securities" threshold of the Act. The Commission's order declaring Kaneb Pipeline Company ("Kaneb") not to be a holding company with respect to a gas utility company is instructive. In Kaneb Pipe Line Co.20 the Commission found that, notwithstanding Kaneb's ownership of 19.48% of the utility's outstanding voting securities, with the power to call special meetings of shareholders and to elect special directors through cumulative voting, "the record shows an absence of the business, financial or personal relationships between the two managements that are often referred to as indicative of a controlling influence, other than stock ownership."21 Kaneb was the largest single shareholder of its utility subsidiary; and yet the Commission found that its position as such did not enable it to assert control over its subsidiary within the meaning of section 2(a)(7). The Commission determined that a substantial ownership position, of itself, did not confer "control" or create a "controlling influence." The present Application presents a stronger case for exemption because Kaneb actively sought control of the public-utility company and ChevronTexaco did not.

           In a similar vein, the Staff advised Cabot Corporation that it would not recommend that the Commission consider Cabot a holding company under Section 2(a)(7), with respect to Cabot's ownership of shares of KN Energy, Inc., following the latter's proposed


19 The Illinois Commission has jurisdiction over affiliate transactions between a public utility, such as Illinois Power, and an indirect owner of more than 10% of the utility's voting securities, such as ChevronTexaco. With certain exceptions, no supply, sales or service contract is effective unless it has first been filed with, and consented to, by the Illinois Commission. The Illinois Commission may disapprove such arrangement if it determines that it is not in the public interest. 220 Ill. Comp. Stat. Ann. 5/7-101 (2003).

20 Kaneb Pipe Line Co., Holding Co. Act Release No. 16250, 43 SEC 976, 979 (Dec. 24, 1968) ("Kaneb").

21   Id.

merger with American Oil and Gas Corporation, a company in which Cabot had an approximate 35% ownership interest.22 Following the merger, Cabot would have owned over 15% of the voting stock (over 17% fully diluted) of KN Energy. Pursuant to the terms of the merger agreement, the KN Energy board was to be expanded from 10 to 14 directors, with four American Oil and Gas directors being added with a Cabot designee as advisory director. Although Cabot also had in place with American Oil and Gas substantial continuing creditor arrangements, and substantial environmental claim settlement arrangements, to which KN Energy would succeed, these circumstances were not deemed to constitute a controlling influence.23

           Unlike the circumstances presented in Kaneb, ChevronTexaco has not sought to obtain indirect control over Illinois Power and has no interest in controlling Illinois Power. In addition to the absence of the types of personal relationships between the management of the two companies such as were present in Cabot, the other circumstances here make a compelling case that ChevronTexaco cannot exert a "controlling influence" over Dynegy, Illinova or Illinois Power, and thus support non-subsidiary company status for Dynegy under Section 2(a)(8) of the Act.

           Further, ChevronTexaco does not control or have power to exert a "controlling influence" over the management of Dynegy or, indirectly, the management of Illinois Power. ChevronTexaco is not represented at all in Dynegy's "management" -- it is only represented on the Board of Directors. Nor does ChevronTexaco have a "controlling influence" over the Board of Dynegy. On a Board of Directors consisting of 12 members (which may be increased to as many as 15 members), ChevronTexaco, as the holder of Class B shares of Common Stock representing approximately 26% of the voting stock of Dynegy, has the right to elect no more than three directors. That Board representation does not increase proportionately should ChevronTexaco's equity position in Dynegy increase.24


22   Cabot Corp., SEC No-Action Letter, 1994 WL 381827 (July 6, 1994).

23 Cabot also had agreed with American Oil and Gas and KN Energy on restrictions on voting Cabot's shares in excess of 9.99% of the voting shares of the merged company and on its dealings with the merged company. It should be noted that although Cabot elected to seek informal, no-action advice from the Staff, there would appear to have been good grounds for Cabot to have sought and received from the Commission a favorable exclusionary finding under Section 2(a)(7), even without such undertakings, in light of all the facts and circumstances of the transaction. Other than as expressly discussed in this Application, there is no such contract or other arrangements between ChevronTexaco and Dynegy, Illinova or Illinois Power relating to the management or control of Dynegy or its subsidiaries. As discussed in Item 3.C, such arrangements as do exist are customary minority-protection provisions of the type that have been found consistent with exclusions from holding company or subsidiary company status.

24 Indeed, Chevron USA is obligated to limit its ownership of Dynegy's voting securities to 40%, unless, following the first anniversary of the closing, Chevron USA submits a proposal to acquire all Dynegy shares.

           Finally, as in Kaneb, that ChevronTexaco is Dynegy's largest single shareholder does not compel a finding of control. Indeed, there is no qualitative difference between the rights Kaneb had on its approximately 20% interest and ChevronTexaco's rights based on its approximately 26% interest.

        C. Third Factor - ChevronTexaco's Blocking Rights Are Only Customary Minority Shareholder-Protection Provisions And Do Not Amount To A "Controlling Influence"

           As a long-term, strategic investor in Dynegy, ChevronTexaco has rights, as a shareholder of Dynegy, which are considered customary minority protection rights regarding transactions not in the ordinary course. The minority protection rights that ChevronTexaco has are consistent with ones that the Staff on numerous occasions has deemed not to constitute "control" or a "controlling influence."25

           ChevronTexaco's minority-protection rights are very limited. The Dynegy Articles of Incorporation provide that, except for certain matters specified in the Articles, the holders of the Class A Shares and the Class B Shares vote together as one class on all matters presented to the Dynegy shareholders for a vote. The articles specify that Dynegy may not, without the affirmative vote of at least two-thirds of the Class A Shares and Class B Shares outstanding, voting as a single class, effect any merger, consolidation, reorganization, sale of assets requiring shareholder approval under the Illinois Business Corporation Act ("ICBA"), or disposition of all or substantially all of Dynegy's assets. This shareholder-protection provision is statutorily imposed under Illinois law,26 even in the absence of a minority shareholder with a demonstrable need to protect a strategic investment. Thus, ChevronTexaco has no ability to compel a business combination, transaction, sale or liquidation.27


25 See, e.g., Allied Chem. & Dye Corp., Holding Co. Act Release No. 1600, 5 SEC 151, 155 (June 22, 1939) (veto power over certain corporate actions does not necessarily give rise to a controlling influence); Torchmark Corp., SEC No-Action Letter, 1996 WL 303056 (Jan. 19, 1996) (Staff gave no action advice under Section 2(a)(7) where limited partner enjoyed significant approval rights that protected investment). See also Cinergy, Holding Co. Holding Co. Act Release No. 26562 (Aug. 28, 1998) (veto power over major corporate actions does not convert ownership interest into "voting securities" and does not give rise to affiliation under Section 2(a)(11)); Ameren Corp., Holding Co. Holding Co. Act Release No. 26809 (Dec. 30, 1997) (same); Commonwealth Atlantic Ltd. Partnership, SEC No-Action Letter, 1991 WL 243169 (Oct. 30, 1991); Dominion Resources, SEC No-Action Letter, 1988 WL 233963 (Jan. 21, 1988); Nevada Sun-Peak Ltd. Partnership, SEC No-Action Letter, 1991 WL 178782 (May 14, 1991); Colstrip Energy Ltd. Partnership, SEC No-Action Letter, 1988 WL 234462 (June 30,
     1988).

26 The IBCA requires that for a merger, consolidation, or sale of assets other than in the usual and regular course of business, there be an affirmative vote of at least two-thirds of the shares entitled to vote, not a simple majority, at a meeting to obtain such approval. 805 ILCS 5/11.20.l.

27 Under the Shareholder Agreement, Chevron USA has limited preemptive rights which survive only so long as Chevron USA and its affiliates own at least 15% of the total combined voting securities of Dynegy. The anti-dilution protection accorded by preemptive rights, indicative of ChevronTexaco's strategic investor role,

           In addition, Dynegy may not, without the affirmative vote of at least two-thirds of the Class B Shares, voting as a single class, and a majority of the Class A Shares, voting as a single class, amend any provision of the Articles of Incorporation relating to the respective voting rights of the Class A Shares and Class B Shares, or (unless such amendment is approved by a majority of the Class B directors and a majority of the entire board of directors) amend various provisions of the Dynegy by-laws (as discussed below) that give the holders of the Class B Shares veto rights with respect to certain major corporate actions. This is a customary provision designed to make sure that the provisions in Dynegy's organizational documents providing for the voting rights associated with the Class B Shares are not changed without the consent of the holders of the Class B shares.

           The Articles of Incorporation also provide that the holders of the Class B Shares have the right to vote as a separate class for the election of up to three directors to the Dynegy board of directors, and the holders of the Class A Shares shall have the right to vote as a separate class for the remaining directors. ChevronTexaco, as holder of the Class B Shares, therefore has the right to elect up to three directors out of Dynegy's Board of Directors (which may consist of not less than twelve and not more than fifteen members). The Articles further provide that without the affirmative vote or written consents from the holders of at least two-thirds of the Class B Shares Dynegy may not change any of the rights and privileges of the Class B Shares (except that this separate voting requirement does not apply to the creation of one or more classes of Dynegy preferred stock by the Dynegy Board of Directors).

           The Articles further provide that each Class B Share is automatically converted into a Class A Share at such time as the outstanding Class B Shares no longer constitute at least 15% of the total outstanding shares of Dynegy common stock. In addition, the Class B Shares are automatically converted to Class A
Shares upon a transfer other than to an affiliate of ChevronTexaco. Upon conversion, such shares lose all of the rights and privileges associated with Class B Shares, including the right to elect directors. Thus, ChevronTexaco must retain ownership of that number of Class B Shares that equals at least 15% of the total outstanding shares of Dynegy common stock in order for ChevronTexaco to be entitled to elect up to three members of Dynegy's Board of Directors and enjoy the other voting rights associated with the Class B shares.

           Dynegy's amended and restated by-laws provide that certain proposed actions of the board of directors require that the directors nominated by the holders of the Class B shares (the "Class B directors") not vote against such proposed actions in order for such actions to be validly taken by the board.28 Taken a whole, ChevronTexaco's limited board representation and is necessary to enable Chevron USA to maintain the minimum ownership necessary to effectively preserve the above-cited minority-shareholder protections. See, Shareholder Agreement, Articles VI, VII.

28 See By-laws of Dynegy (previously filed with the Commission as Exhibit 99.1 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999).

limited blocking rights are conceptually distinct from an ongoing, unalterable right to board representation, a disproportionate board (or shareholder) position, or a board representation which creates a "deadlock" position on all issues coming before the board. These rights do not give Chevron USA the ability to direct the management of Dynegy or to cause Dynegy to take action, but merely to block action by Dynegy that would (or could) change fundamentally the company in which ChevronTexaco has made a significant investment. As such, these rights do not represent the sort of "controlling influence" which is the concern of the Act.

           The specific board actions that are subject to this requirement are:

               a. amendment of the provisions of the articles of incorporation or by-laws that provide special voting rights to holders of the Class B shares or the Class B directors;

               b. adoption of any amendment to the articles or any by-laws provision that would substantially and adversely affect the rights of the holders of the Class B shares;

               c. authorization of issuance of any shares of Dynegy stock where the consideration to be received by Dynegy exceeds the greater of (x) $1 billion or (y) one-quarter of Dynegy's market capitalization;

               d. any disposition of all or substantially all of Dynegy's Liquids Business or Gas Marketing Business at such time as there is in effect any substantial agreements between Chevron USA and Dynegy relating to such businesses (except for a contribution of the Liquids Business to a joint venture or partnership in which Dynegy has a controlling interest);

               e. any merger or consolidation of Dynegy or any subsidiary (other than a merger or consolidation by a subsidiary into Dynegy or another subsidiary), any joint venture, any liquidation or dissolution of Dynegy or any bankruptcy filing by Dynegy or acquiescence by Dynegy to a bankruptcy petition filed against it, any acquisition of stock or assets by Dynegy or its subsidiaries, or any issuance of common or preferred stock by Dynegy, any of which would result in the payment or receipt of consideration in excess of the greater of (x) $1 billion or (y) one-quarter of Dynegy's market capitalization; or

               f. any other material transaction that would result in the payment or receipt of consideration in excess of the greater of (x)$1 billion or (y) one-quarter of Dynegy's market capitalization.29


29 Of course, insofar as items c. through f. are concerned, the Chevron Directors, in exercising such provisions, would be constrained by their general fiduciary duties to shareholders. Indeed, ChevronTexaco's history of

           The by-laws also give the Class B directors the right to block the board from taking any action on a matter that was not on an agenda for the board meeting delivered to the directors at least two business days prior to the meeting (in effect providing for a delay for a short period but not involving blocking rights), and the right to have one Class B director appointed to each committee of the board other than the Corporate Governance and Nominating Committees.

           The rights and privileges of the Series B preferred shares are set forth in a resolution of the board of directors adopted on November 9, 2001. The Series B preferred shares have a certain preference with respect to the payment of dividends, may be redeemed by Dynegy under certain conditions, and may or are required to be converted by the holders thereof into Class B Shares under certain conditions. However, the Series B preferred shares carry no voting rights except for any rights that such shares would otherwise have under the Illinois Business Corporation Act.

           The Shareholders Agreement includes an agreement by ChevronTexaco not to acquire in excess of 40% of the outstanding voting securities of Dynegy (unless it offers to acquire all of the outstanding voting securities of Dynegy) and certain transfer restrictions. The Shareholders Agreement also provides that if ChevronTexaco exercises its voting rights on the Dynegy Board of Directors, or as a holder of Class B Shares in connection with a shareholder vote, to block certain proposed actions ("Covered Transactions") of the Board two times within a twenty-four month period or three times during any time period, Dynegy has the right to purchase Chevron USA's shares in Dynegy or require Chevron USA to sell its Dynegy shares to a third party or give up its blocking rights. For purposes of this restriction, the Covered Transactions are those matters for which the Class B Shares have blocking rights under Dynegy's by-laws other than those matters relating to changes to the corporate governance provisions themselves that create the Class B rights. In other words, while there is no limit on the number of times ChevronTexaco may use its blocking rights to prevent amendment of the corporate organizational provisions giving rise to the special blocking rights of the Class B Shares, there is a very specific limit on the number of times ChevronTexaco may use its blocking rights as holder of the Class B Shares to block major actions such as mergers, certain dispositions and other specified material transactions.

           Although the Chevron Directors will sit on most of the major board committees, this practice is, in fact, another customary investor protection to permit effective monitoring and board transparency. Indeed, good corporate practice encourages non-management directors to become active on board
committees  in  the  interest  of  fostering  good   governance  and


     exercising similar protective provisions in Dynegy has not interfered with Dynegy's development and implementation of its own business plan.

management accountability.30 And in all events, the Chevron Directors will have fiduciary duties to the Dynegy shareholders generally.

           Significantly, the relatively limited provisions protecting ChevronTexaco's interests are tempered by obligations limiting ChevronTexaco's ability to sell or dispose of its shares of Dynegy. In addition to a one-year "standstill" on certain acquisitions, proxy solicitations, and sales, Chevron USA is limited in the disposition of its shares of Dynegy Common Stock to registered offerings and to private placements in which Dynegy would have prior rights to purchase shares being offered privately.

           Finally, ChevronTexaco's blocking rights are further limited in a manner that prevents their use to exercise a "controlling influence" over Dynegy. As noted above, if ChevronTexaco exercises such rights twice in a 24-month period or three times over any period of time, it is required to be prepared to either sell its shares or relinquish any further blocking rights.

           Although ChevronTexaco's role as an important strategic investor in Dynegy involves the availability to ChevronTexaco (as holder of the Class B Shares) of certain blocking rights with respect to certain major events that would or could materially alter the existing business of Dynegy, the Commission has recognized that similar blocking rights do not give rise to control or a "controlling influence."31 Rather, such blocking provisions merely operate to permit ChevronTexaco to monitor and protect its continuing strategic investment in Dynegy.

        D. Regulation Of ChevronTexaco As Holding Company Is Not Necessary For The Protection Of Investors Or Consumers

           Section 2(a)(7)(B), (and, as noted above, Section 2(a)(8)), requires that before the Commission imposes holding company status, it must find the controlling influence is "such a controlling influence . . . as to make it necessary or appropriate in the public interest or for the protection of investors or consumers" to impose holding company status. Where such protection is not warranted, the Commission has not imposed holding company status. For example, in Wisconsin Valley Improvement, the Commission found that, although the applicant's management and policies were subject to a controlling influence, "the character of the applicant's business and the nature and extent of the statutory and state commission regulation to which it is subject are presently such as to prevent that controlling influence from being


30 As noted above, however, the Chevron directors are not entitled to, although they may, sit on the Nominating Committee, which proposes the other directors for election by the Class A Shareholders.

31 The Commission has recognized that a "veto power" over certain corporate actions does not necessarily give the holder of the "blocking veto" an impermissible "controlling influence" over the public-utility company so as to disqualify such owner from receiving an order under Section 2(a)(7). See Allied Chem., 5 SEC at 155 and cases cited supra note 31.

exercised in such a manner as to make it necessary in the public interest, for the protection of investors or consumers" that the applicant be found to be a holding company.32

           As shown above, Dynegy and its public utility subsidiary, Illinois Power, are not controlled by ChevronTexaco. Moreover, even if ChevronTexaco, under certain circumstances, were deemed to have the ability to exert a "controlling influence" over Dynegy, more than adequate protections exist to ensure that such influence cannot be exercised in a manner that would result in the evils that the Act was intended to remedy.

           For example,  following  consummation  of the  Transaction,  Illinois
Power has remained subject to the pervasive jurisdiction of the Illinois Commission and the FERC. Moreover, all of Illinois Power's regulated activities take place in a single state. Exclusion of Dynegy, and, as noted above, ChevronTexaco from the provisions of the Act would not result in a "regulatory gap" and would not be detrimental to the public interest. Rather, enabling ChevronTexaco to retain its interest in Dynegy will serve such interest and the interest of investors and consumers by producing a number of economies and efficiencies, similar to those upon which the Commission has in the past looked favorably.33 Based on the pervasive regulation of Illinois Power by the Illinois Commission, and as shown in Appendix A, virtually every corporate activity of Illinois Power (including its issuances of certain securities and assumptions of liabilities) is subject to approval by the Illinois Commission on a day-to-day, ongoing basis. The Illinois Commission enforces strict affiliate sales and purchases restrictions on Illinois Power. In addition, the FERC exercises plenary jurisdiction over Illinois Power with respect to its interstate electric transmission and interstate wholesale electric sales. Finally, Illinois Power is the only public-utility company in which ChevronTexaco has an interest that exceeds the five percent of voting securities threshold under the Act for status as an "affiliate;" this is not a situation where a holding company owns or controls scattered utility properties.34


32 Wisconsin Valley Improvement Co., Holding Co. Act Release No. 2359, 8 SEC 134, 139 (Oct. 28, 1940) see also American Gas & Elec., 134 F.2d at n.23. The Commission has stated that when the controlling influence is "sufficiently extensive to embrace the power to bring about the evils that the Act is designed to guard against," will it deny an application.
     Manchester  Gas Co.,  Holding Co. Act Release No.  2002,  7 SEC 57 (Apr. 4,
     1940) (application under Section 2(a)(8)).

33   See, e.g., In re Illinova Corp., Holding Co. Act Release No. 26054 (May 18,
     1994) (granting exemption requested in connection with a proposed merger based on an application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

34 The Commission has stated that the risk sought to be addressed by the "single area" or region requirement is the potential for "scatteration" -- the ownership of widely dispersed utility properties that do not lend themselves to efficient operations and effective state regulation. See NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000).

           Also, Illinois Power, Illinova, Dynegy and ChevronTexaco are subject to plenary regulation of the issuance of securities by the Commission. As the Division of Investment Management concluded in its June 1995 report The Regulation of Public Utility Holding Companies, the Commission has created a "comprehensive system of investor protection that obviates the need for many of the specialized provisions of the Holding Company Act."35 In sum, there is no identifiable basis on which it is necessary or appropriate in the public interest or for the protection of investors or consumers that Dynegy be regulated as a subsidiary company of a holding company.

           Further, as noted above, Illinois Power is the only indirect public-utility company subsidiary company of ChevronTexaco, and given the unique circumstances that resulted in ChevronTexaco's acquiring its minority interest and the prospect that any additional utility acquisition would require approval under Section 9 of the Act and would result in ChevronTexaco being subject to the Act's registration requirement, there is virtually no risk that ChevronTexaco could become the parent of a multi-state public-utility holding company system or that it could engage in the evils that the Act is intended to prevent.

           On the other hand, there is serious likelihood of significant risk to the public interest and to the interests of investors and consumers if the Commission were not to make the requested declaration regarding the status of Dynegy as a non-subsidiary company. Under the Shareholder Agreement, Dynegy could be required to divest of its Illinois Power operations in order to ensure that ChevronTexaco does not become a registered holding company. There is a substantial risk that a forced divestiture of this type, where purchasers know in advance that the seller has no option other than to divest, would require Dynegy to accept consideration or other terms and conditions less favorable than those that could be negotiated if such a divestiture were not required to prevent ChevronTexaco from having to register under the Act, based only on its minority and non-controlling interest in Dynegy.

E.       Conclusion

           As shown above, based on established Commission case law, Dynegy is not controlled by ChevronTexaco. ChevronTexaco's limited rights regarding Dynegy reflect only legitimate and reasonable protections of a minority shareholder to prevent fundamental corporate changes in the company in which ChevronTexaco had a pre-existing, strategic investment. For these reasons the Commission should determine that, under Section 2(a)(8), Dynegy is not a "subsidiary company" within the meaning of the Act.36


35 Id. at p. x. See discussion pp. 34-38, describing three principal methods by which other securities laws regulate corporate activities.

36 Such a finding would also mean that ChevronTexaco is not a holding company based on its ownership interest in Dynegy or its indirect interest in Dynegy's subsidiaries.

Item 3.  Fees, Commissions and Expenses

           The fees, commissions and expenses to be paid or incurred, directly or indirectly by all parties, in connection with the instant request for exemption are expected to total approximately $20,000.

Item 4.  Applicable Statutory Provisions

           As noted above, Section 2(a)(8) of the Act provides that the Commission, upon application, shall by order declare that a company is not a subsidiary company of a specified holding company if the Commission finds that
(i) the applicant is not controlled, directly or indirectly, by such holding company, (ii) the applicant is not an intermediary company through which such control is exercised, and (iii) the management or policies of the applicant are not subject to a controlling influence, directly or indirectly, by such holding company so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the applicant be subject to the obligations, duties, and liabilities imposed by the Act upon subsidiary companies of holding companies.

Item 5.  Regulatory Approval

           No other regulatory approval is required in connection with the proposed exemption. The Illinois Commission has, and will continue to retain, its applicable authority over the retail rates, services provided by, and dividends of Illinois Power and its transactions with affiliates.

Item 6.  Procedure

           Dynegy respectfully requests that the Commission issue its order as soon as possible declaring that it is not a subsidiary company of ChevronTexaco.

           The Applicants hereby (i) waive a recommended decision by a hearing officer or any other responsible officer of the Commission; (ii) agree that the Division of Corporate Regulation may assist in the preparation of the decision of the Commission; and (iii) request that the Commission order that the exemption requested by this Application be effective immediately upon consummation of the Transaction.

Item 7.  Financial Statements and Exhibit


         Financial Statements for Dynegy:

                 a) Annual Report on Form 10-K of Dynegy Inc. (Commission File No. 1-15659) for the fiscal year ended December 31, 2002, filed April 11, 2003;

                 b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003; and

                 c)   Current  Reports  on  Form  8-K  filed  January 8,   2003,
                      January 22,   2003,   January 31,   2003,  April 2,  2003,
                      April 18, 2003, May 2, 2003, and May 27, 2003.

         Financial Statements for Illinois Power:

                 d) Annual Report on Form 10-K of Illinois Power (Commission File No. 1-3004) for the fiscal year ended December 31, 2002, filed April 15, 2003;

                 e) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003; and

                 f) Current Report on Form 8-K of Illinois Power Company (Commission File No. 1-3004) filed January 15, 2003.

         Exhibit I  Proposed Form of Notice (filed herewith)

Item 8.  Information as to Environmental Effects

           The Transaction, a corporate merger, neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                    SIGNATURE


           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                                DYNEGY INC.




                                                By:   /s/ Carol F. Graebner
                                                   ----------------------------
                                                      Carol F. Graebner
                                                      Executive Vice President &
                                                        General Counsel

Date:  July 7, 2003




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